UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 4


                               GORAN CAPITAL INC.



STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP:

( ) Check this box if no longer subject to Section 16.

Form 4 or Form 5 obligations may continue. See Instructions 1 (b).

1.   Name and Address of Reporting
     Symons, Alan Gerald
     4404 N. Meridian Street
     Indianapolis, Indiana  46208

     USA

2.   Issuer Name and Ticker or Trading Symbol
     Goran Capital Inc.

     GNCNF

3.   IRS or Social Security Number of Reporting Person (Voluntary)


4.   Statement for Month/Year

     6/00

5.   If Amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person (s) to Issuer (Check all applicable)
     (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (Specify Below)

     Vice Chairman

7.   Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     (   ) Form filed by More than One Reporting Person


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


Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.  Title of   2.                          4.  Securities acquired (A) or   5.  Amount of Securities   6.  Direct     7.  Nature of
    Security   3.                         Disposed of (D)                  Benefically Owned at End of  (D) or         Indirect
                    Transactions                                              Month                     Indirect (I)   Beneficial
                                                                                                                       Ownership
               Date     Code     V      Amount         A/D      Price


Common       6/01/00    P                 300          A        1.375
Common       6/02/00    P               3,800          A        1.375      387,215                       I                *
                                                                           180,150                       D



*Shares held by trust over which reporting person has limited direction.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned


1.  Title  2. Conversion   3.     4.      5.  Number of Derivative   6. Date Exercisable 7.Title and Amount 8. Price  9.  Number of
of Security   of Exercise    Transaction      Securities Acquired       and Expiration     of Underlying       of         Derivative

              Price of                        (A) or Disposed (D)       Date (Month/Day/   Securities         Derivative  Securities
              Derivative                                                Year)                                  Security  Benefically
                                                                                                                         Owned at
                                                                                                                        End of Month
                          Date    Code  V         Amount A/D            Date    Expiration   Title and Number
                                                                        Exercis.  on Date       of Shares







_______________________
Alan G. Symons